UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 12, 2024 (February 6, 2024)

SENSASURE TECHNOLOGIES INC.

(Exact Name of Registrant as Specified in Charter)

Nevada	001-41209	87-2406468
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4730 S. Fort Apache Rd.

Suite 300

Las Vegas, NV 89147

(Address of Principal Executive Offices) (Zip Code)

(347) 325-4677

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.01 per share	SSTC	OTCQB

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4I under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Spartan Side Letter Agreement

As previously reported, on December 11, 2023, SensaSure Technologies Inc., a Nevada corporation (the “Company”), and Formation Minerals Inc., a Nevada corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Verde Bio Holdings, Inc., a Nevada corporation (“Verde”).

Pursuant to the Merger Agreement, the Company agreed to issue to Spartan Capital Securities, LLC, a New York limited liability company (“Spartan”) and/or its designees, on the Closing Date (as defined in the Merger Agreement), a number of shares of common stock, par value $0.01 per share of the Company (“Company Common Stock”), such that immediately following the Effective Time (as defined in the Merger Agreement) and the issuance of all shares of Company Common Stock pursuant to the Merger Agreement, Spartan and/or its designees will own 5,000,000 shares of Company Common Stock (subject to adjustment in the event of a change in Company Valuation (as defined in the Merger Agreement), such that in any event Spartan and/or its designees will own a number of shares of Company Common Stock that is equal to 5.1% of the number of shares of Company Common Stock issued and outstanding on a fully-diluted basis on the Closing Date and following the Effective Time, such shares the “Spartan Shares”) in consideration for services Spartan provided to Verde. In furtherance of the foregoing, on February 6, 2024, the Company, Verde and Spartan entered into a side letter (the “Side Letter Agreement”) with respect to the Spartan Shares. The Spartan Shares will be offered and sold in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Side Letter Agreement, the Company (i) confirmed its obligation to issue the Spartan Shares pursuant to the Merger Agreement and (ii) agreed that, subject to the terms and conditions of the Side Letter Agreement and the Merger Agreement, and applicable securities laws, if upon an Uplist Event (as defined in the Side Letter Agreement) Spartan’s (and/or its designees’) percentage ownership of Company Common Stock is less than 4.0% of the number of shares of Company Common Stock issued and outstanding (and not as a result of Spartan and/or its designees selling, transferring or otherwise disposing of shares of Company Common Stock), then the Company will promptly issue to Spartan a number of shares of Company Common Stock such that Spartan will own 4.0% of the number of shares of Company Common Stock issued and outstanding on a fully-diluted basis immediately following the consummation of such Uplist Event.

The forgoing descriptions of the Side Letter Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed hereto as Exhibit 10.1 and incorporated herein by reference.

Amendment to Agreement and Plan of Merger

On February 8, 2024, the Company, Merger Sub and Verde (collectively, the “Parties”) entered into an amendment (the “Merger Agreement Amendment”) to the Merger Agreement, pursuant to which, among other things, the Parties: (i) clarified the Company’s obligation to issue the Spartan Shares in the form of Company Common Stock; and (ii) extended the outside termination date of the Merger Agreement from February 1, 2024 to June 30, 2024.

Except as stated above, the Merger Agreement Amendment does not result in any other substantive changes to the Merger Agreement, including without limitation changes in the representation and warranties, clauses regarding interim operations of the Company, or any additional covenants.

The foregoing description of the Merger Agreement Amendment is a summary only, does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement Amendment, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein.

Additional Information and Where to Find It

In connection with the transactions contemplated in the Merger Agreement, the Company intends to file with the United States Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of the Company and Verde (the “Proxy/Registration Statement”) and also will constitute a prospectus with respect to shares of Company Common Stock to be issued in the proposed transaction. Before making any voting or investment decision, investors and security holders of the Company and Verde and other interested parties are urged to read the Proxy/Registration Statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about the transaction and the parties to the transaction. Investors and security holders may obtain free copies of the preliminary Proxy/Registration Statement and definitive Proxy/Registration Statement (when available) and other documents filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available by contacting the Company by email at info@pcgadvisory.com. Copies of the documents filed with the SEC by Verde will be available free of charge on Verde’s website at https://investors.verdebh.com/financial-information/sec-filings or by contacting Verde by email at ir@verdebh.com.

Participants in the Solicitation

The Company, Verde and their respective directors and executive officers and other employees may be considered participants in the solicitation of proxies from the stockholders of the Company or Verde with respect to the transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the fiscal year ended April 30, 2023 filed with the SEC on August 14, 2023. Information about the directors and executive officers of Verde is set forth in its Annual Report on Form 10-K for the fiscal year ended April 30, 2023 filed with the SEC on August 2, 2023. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy/Registration Statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Stockholders, potential investors and other interested persons should read the Proxy/Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955. These forward-looking statements include, without limitation, the Company’s expectations with respect to the proposed merger between the Company, Verde and Merger Sub, including statements regarding the benefits of the transaction and the anticipated timing of the transaction. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of Company’s, Verde’s and Merger Sub’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of Verde, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the failure to obtain any applicable regulatory approvals required to consummate the business combination, (v) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the business combination, (vi) the effect of the announcement or pendency of the transaction on the Company’s business relationships, performance, and business generally, (vii) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (viii) costs related to the business combination, (ix) the outcome of any legal proceedings that may instituted against the Company, the Verde, or the Merger Sub following the announcement of the proposed business combination, (x) the ability to maintain the listing of the Company’s securities on the OTC prior to the business combination, (xi) the risk that the Company is not able to maintain and enhance its brand and reputation in its marketplace, adversely affecting the Company’s business, financial condition and results of operations, (xii) the risk that periods of rapid growth and expansion could place a significant strain on the Company’s resources, including its employee base, which could negatively impact the Company’s operating results; (xiii) the risk that Company may never achieve or sustain profitability; (xiv) the risk that Company may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xv) the risk that the post-combination company’s securities will not be approved for listing on OTC or if approved, maintain the listing and (xvi) other risks and uncertainties indicated from time to time in the Proxy/Registration Statement. There may be additional risks that the Company does not know or that Company currently believes to be immaterial that could also cause results to differ from those contained in any forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K filed for the year ended April 30, 2023 filed with the SEC on August 14, 2023 and subsequent periodic reports filed by the Company with the SEC, the Registration Statement and other documents filed or to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither the Company, nor Verde assumes any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither the Company, nor Verde gives any assurance that either the Company or Verde, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

See the Exhibit Index below, which is incorporated by reference herein.

Exhibit No.	Description
10.1	Side Letter Agreement, dated as of February 6, 2024, by and between Verde Bio Holdings, Inc., SensaSure Technologies Inc. and Spartan Capital Securities, LLC.
10.2	Amendment to the Agreement and Plan of Merger, dated as of February 8, 2024, by and among SensaSure Technologies Inc., Formation Minerals Inc. and Verde Bio Holdings, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2024

SENSASURE TECHNOLOGIES Inc.

By:	/s/ James Hiza
Name:	James Hiza
Title:	Chief Executive Officer